Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31	Years Ended December 31
	2018	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$717	3,555	2,181	6,035	5,711	5,509
Distributions in excess of (less than) equity in earnings of affiliates	121	(516)	(815)	185	197	(354)
Preference security dividend requirement of consolidated subsidiary	(9)	(9)	—	—	—	—
Fixed charges, excluding capitalized interest*	171	601	488	456	397	365
	$1,000	3,631	1,854	6,676	6,305	5,520

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$124	438	338	310	267	275
Capitalized interest	—	15	81	106	20	—
Interest portion of rental expense	35	141	140	140	125	83
Preference security dividend requirement of consolidated subsidiary	9	9	—	—	—	—
	$168	603	559	556	412	358
Ratio of Earnings to Fixed Charges	6.0	6.0	3.3	12.0	15.3	15.4
* Includes amortization of capitalized interest totaling approximately $3 million for the three months ended March 31, 2018. Amortization of capitalized interest for the years ended December 31, totaled approximately $13 million in 2017, $10 million in 2016, $7 million in 2015, $6 million in 2014 and
   $7 million in 2013.